Exhibit 99.1

PV Nano Cell Demonstrated its Integrated Printer Solution for Printed Electronics at IDTechEx Show

Tradeshow Focused on Emerging Technologies

Active Follow-Up on 100+ Leads for New Business

MIGDAL HA’EMEK, ISRAEL (PRNewswire) – December 6, 2017: PV Nano Cell, Ltd. (OTCQB: PVNNF) (“PV Nano Cell” or the “Company”), an innovative producer of conductive digital inks, today announced its successful demonstration at IDTechEx Show (https://www.idtechex.com/usa2017/show/en/), recently held in Santa Clara, CA.

Specific tracks on 3D Printing and Printed Electronics were applicable to PV Nano Cell’s integrated solution, which is being developed on the Digiflex printer developed for the graphic arts field. PV Nano Cell had an exhibitor booth and demonstrated a mockup of the first integrated R&D and prototyping printer dedicated for printed electronics.

The PV Nano Cell Exhibitor Booth:

The Company is currently managing over 100 leads and inquiries and is in discussions with several of them. Many printer manufacturers showed products printed with PV Nano Cell's inks.

PV Nano Cell special offer of four inks to evaluate for only $399, in the exhibition is still open until the end of December (contact sales@pvnanocell.com).

This PV Nano Cell solution inkjet printer is the first to be specifically developed for printed electronics and development. It integrates all the production features needed - printing, drying, sintering and inspection - in one device, together with the capability to print up to 10 inks in parallel. It’s the first integrated R&D and prototyping printer for printed electronics with the following key advantages:

•	All processes completed in one session with a single tool
•	Split screen inspection and measurement
•	Single setup for the entire process
•	R&D flexibility with “processes mix-and-match” possibilities
•	Possibility of simultaneous printing on several identical substrates
•	Large format – capacity to print several products on one big substrate

The PV Nano Cell solution will allow fully multi-layer electronics printing, with passive embedded components (such as capacitors, resistors and others) in the future.

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell's Sicrys™ ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product's properties and advantages with improved cost efficiency. Sicrys™ conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. For more information, please visit www.PVNanoCell.com.

Forward-Looking Statements

This press release contains forward–looking statements. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward–looking statements." All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investors Contact:

Hayden IR

hart@haydenir.com

(917) 658-7878